SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. 2)(2)


                         Sportsman's Guide, INC. (SGDE)
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                                (Name of Issuer)


                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)


                                    848907200
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                                 (CUSIP Number)


  Mario Cibelli, c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue,
                          4th Floor, New York, NY 10017
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 18, 2005
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             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                    --------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848907200
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mario Cibelli

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     AF, WC, PN

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

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                             7    SOLE VOTING POWER

  NUMBER OF                       523,698

   SHARES      ---------------------------------------------------------------
                             8    SHARED VOTING POWER
BENEFICIALLY
                                  - 0 -
  OWNED BY     ---------------------------------------------------------------

    EACH                     9    SOLE DISPOSITIVE POWER

  REPORTING                       523,698

   PERSON      ---------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
    WITH

                                  - 0 -

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     523,698

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.35%

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14   TYPE OF REPORTING PERSON*

     IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.01 par value of Sportsman's Guide, INC.
(SGDE) that may be deemed to be beneficially owned by Mario Cibelli (the "Reporting Person").

CUSIP No. 848907200


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cibelli Capital Management, L.L.C.

------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [X]

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3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware; United States of America

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                             7    SOLE VOTING POWER

  NUMBER OF                       - 0 -

   SHARES      ---------------------------------------------------------------
                             8    SHARED VOTING POWER
BENEFICIALLY
                                  485,165
  OWNED BY     ---------------------------------------------------------------

    EACH                     9    SOLE DISPOSITIVE POWER

  REPORTING                       - 0 -

   PERSON      ---------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
    WITH
                                  485,165

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     485,165

------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.81%

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14   TYPE OF REPORTING PERSON*

     CO

------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.01 par value of Sportsman's Guide, INC.
(SGDE) that may be deemed to be beneficially owned by Cibelli Capital Management, L.L.C. (the "Reporting Person").

CUSIP No. 848907200
------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Marathon Partners, L.P.

------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [X]

------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York; United States of America

------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

  NUMBER OF                       - 0 -

   SHARES      ---------------------------------------------------------------
                             8    SHARED VOTING POWER
BENEFICIALLY
                                  485,165
  OWNED BY     ---------------------------------------------------------------

    EACH                     9    SOLE DISPOSITIVE POWER

  REPORTING                       - 0 -

   PERSON      ---------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
    WITH
                                  485,165

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     485,165

------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [_]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.81%

------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.01 par value of Sportsman's Guide, INC.
(SGDE) that may be deemed to be beneficially owned by Marathon Partners , L.P. (the "Reporting Person").

CUSIP No.681977104
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Item 1.  Security and Issuer.

The name of the issuer is Sportsman's Guide, INC., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 411 Farwell Ave., South St. Paul, Minnesota 55075. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

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Item 2.  Identity and Background.

(a-c, f) This amended Schedule 13D is being filed by Mario Cibelli, a United States citizen, Marathon Partners, L.P., a New York limited partnership ("MP") and Cibelli Capital Management, L.L.C., a Delaware limited liability company that is an investment management firm which serves as the general partner of MP ("CCM"), each of whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue, 4th Floor, New York, NY 10017. Mr. Cibelli is the managing member of "CCM". Mr. Cibelli is also the managing member of Cibelli Research & Management, L.L.C. ("CRM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Focus Fund, L.P., a New York limited partnership ("MFF"), and also serves as the general partner of Marathon Offshore, Ltd., a Cayman Islands limited partnership, ("MOLtd"). Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 523,698 Shares, and MP and CCM may be deemed to beneficially own 485,165 Shares. The Shares are held by MP, MFF, MOLtd, and the separate managed accounts for which Mr. Cibelli serves as portfolio manger through his position in CCM and/or CRM (together, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds. Mr. Cibelli is also the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: Mario Cibelli C/F S. Cibelli UTMA: 100 Shares; The total cost for the Shares held by Mr. Cibelli is $1,996.00.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Clients' and the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be. The Reporting Persons may seek to influence management of the Issuer on certain matters from time to time.

Although they have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in any of the items discussed in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 523,698 Shares, constituting 7.35% of the Shares of the Issuer, and MP and CCM may be deemed to be the beneficial owner of 485,165 Shares, constituting 6.81% of the Shares of the Issuer, in each case based upon the 7,120,580 Shares outstanding as of May 10, 2005, according to the Issuer's most recently filed Form 10-Q.

Mr. Cibelli has the sole power to vote or direct the vote and to dispose or direct the disposition of 523,698 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 0 Shares to which this filing relates. MP and CCM each have the sole power to vote or direct the vote and dispose or direct the disposition of 0 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 485,165 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli through his position in, CCM, and CRM on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

The 523,698 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients and MP and CCM may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to May 18, 2005 is filed herewith as Exhibit 99.1. A letter sent to the Board of Directors of Sportsman's Guide INC. (SGDE) dated May 18, 2005 is filed herewith as
Exhibit 99.2.
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
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   May 18, 2005
                                        --------------------------------------
                                                       (Date)


                                                 /s/ Mario Cibelli*
                                        --------------------------------------
                                                     Mario Cibelli



                                          MARATHON PARTNERS, L.P.
                                             By its General Partner
                                             Cibelli Capital Management, L.L.C.

                                                 /s/ Mario Cibelli*
                                        --------------------------------------

                                              By:     Mario Cibelli
                                              Title:  Managing Member



                                          CIBELLI CAPITAL MANAGEMENT, L.L.C.

                                                 /s/ Mario Cibelli*
                                        --------------------------------------

                                              By:     Mario Cibelli
                                              Title:  Managing Member

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


03366.0001 #572393

                                   Exhibit 99.1
                           Transactions in the Shares

Date of                Number of Shares            Price Per
Transaction            Purchase/(SOLD)             Share
-----------            ---------------             -----

5/16/05                       260                  17.4748
5/16/05                       360                  17.4748
5/16/05                     9,380                  17.4748
5/17/05                    10,786                  16.7586
5/17/05                       414                  16.7586
5/17/05                       300                  16.7586

                                    Schedule 99.2
         Letter to the Board of Directors of Sportsman's Guide INC. (SGDE)


May 18, 2005

Director, The Sportsman's Guide, Inc.
The Sportsman's Guide, Inc.
411 Farwell Avenue
South St. Paul, MN  55075

Dear Board Member:

I am contacting you in your capacity as a director of The Sportsman's Guide, Inc. ("the Company"). Marathon Partners, of which I am the Managing Member, is one of the Company's largest shareholders. Marathon Partners is very concerned about some of the recent actions by the Company's management team. We strongly urge you to carefully consider the contents of this letter.

We were surprised and disappointed by the Company's recent announcement that it was seeking to raise equity capital. The timing of this announcement was peculiar; it was only two weeks ago that management announced that the Board was withdrawing the 2005 Stock Incentive Plan and authorizing a share repurchase. We are suspicious that the most recent announcement might simply be an 'end-run' around the dismissed option plan, and could, in effect, be viewed as 'retaliation' for the shareholders failing to approve the proposal. The current structure of management's compensation plan lends credence to our suspicion.

On May 9, 2005, shareholders reacted positively to news that The Sportsman's Guide withdrew the 2005 Stock Incentive Plan and announced a significant share repurchase authorization. Marathon Partners was pleased with the outcome as we believed that the option proposal, representing 13% of basic shares outstanding, on top of an already lucrative bonus program for management, was excessive.

Just six days after the good news, the Company announced its intentions to raise equity capital. The reaction from shareholders was quite different this time. The Company's shares dropped 10%, and as of the date of this letter, are down 11% from the closing price just prior to the announcement of the secondary offering. Clearly, the Company's shareholders are extremely disappointed with management's intentions to raise equity capital.

In fifteen years of investing, I have never seen a company announce a buyback and then attempt to issue shares days later. The impetuses behind the two endeavors are inherently conflicted. Repurchases attempt to realize the discounted value of the company's equity and utilize its current capital to create future accretion, while an offering typically assumes that the company is fairly valued (or overvalued) and seeks to convert that valuation into cash for other uses. This inconsistent behavior and questionable timing makes us skeptical about the ultimate intentions behind the secondary offering.

In all likelihood, the Company may have been discussing a secondary offering for some time. Regardless, these discussions may have begun as a hedge against the possibility of the 2005 Stock Incentive Program failing to gather sufficient votes. Because of the current compensation plan, management is poised to benefit significantly from the secondary offering. While management does own shares in the company (predominantly through previous option grants), the current compensation plan shields them from the dilution that the shareholders may be made to suffer. Per the company's most recent proxy, cash bonuses are awarded to Company management if certain thresholds of gross pre-tax earnings are achieved. This bonus structure could perversely motivate management to pursue any acquisition paid for with stock, or cash proceeds from a stock sale. This would be true as long as there was a positive contribution to pre-tax income, regardless of the price paid. Accordingly, management's motivation for the proposed secondary offering must be questioned, especially given its timing in relation to the option plan being voted down.

Of further concern is the plan that the majority of the proceeds of the proposed secondary will be used for future acquisitions. We believe that an aggressive acquisition/roll-up strategy is outside of the Company's core competency. We realize that companies are enthusiastically encouraged by investment bankers, who often have no stake in the businesses, to raise money and be acquisitive. However, Wall Street is littered with examples of companies that have destroyed tremendous shareholder value by pursuing such ill-advised, aggressive acquisition strategies. The Company might justify an acquisition based on its success, so far, in The Golf Warehouse ("TGW") transaction, but there is a difference between that deal and an aggressive acquisition strategy. TGW was acquired using retained earnings, created from management's discipline in running an efficient, cash generative business over many years. That expenditure is in stark contrast to raising instant equity capital and actively seeking out places to spend it.

It has been relayed to us that management is unhappy with the Company's low valuation versus its peers and attributes this shortfall to the limited float of the shares outstanding (we have tried to contact the management team directly, but thus far they have refused to speak with us). It has also been relayed that management believes that a secondary offering will increase the float significantly enough to attract new investors and ultimately create additional value for shareholders. This is quite interesting. In the past, the Company repurchased shares when it felt they were undervalued. But now, it appears this strategy has been abandoned. Management is now attempting to issue shares at prices that it purportedly considers undervalued with the goal of achieving a higher valuation. This is absurd.

Marathon Partners believes that shareholder value is driven by business performance. Intellectually speaking, in our corner of the ring you would find Warren Buffett and other well-known fundamental-based investors. Berkshire Hathaway would never consider issuing undervalued equity in an attempt to drive the share price higher at a later date via an increased float. We note that Berkshire Hathaway, before it was listed on the New York Stock Exchange, traded less-than-frequently in the Pink Sheets for many years. Despite this liquidity-unfriendly fact, Berkshire Hathaway has one of the very best track records of creating value for its shareholders over time. In the other corner, management would be backed by fee-seeking investment bankers with no stake in the business, who would argue that creating more float, even at dilutive prices, would benefit shareholders. There is a right and a wrong answer. We prefer Mr. Buffett's philosophy in dealing with such matters. Again, one has to question management's motivation for pursuing this dilutive secondary offering.

Given a choice between a dilutive secondary offering and an outright sale of the Company, Marathon Partners would prefer a sale of the Company. Due to management's decision, we feel we have been forced to make such a choice. We now believe a sale of the Company is the best course of action at this time for shareholders.

The current environment may provide a great opportunity to sell. IAC/Interactive Corp.'s recent acquisition of Cornerstone Brands, and media reports that several international catalog companies such as Redcats, the Otto family, PPR and Quelle (Source: "Merger Mania: Buying Fever Hits Retail Sector" DM News. March 21, 2005.) are in the market for catalog/internet acquisitions, have highlighted tremendous interest in the sector. We believe that strategic and financial buyers might be able to pay a substantial premium over the Company's current share price. Additionally, the Company's shares have perpetually been undervalued, so now might also be an opportune time to consider selling the Company, regardless. We believe that the Company's shareholders would be supportive of an auction process to truly unlock the value of the Company. It is the Board's fiduciary obligation to investigate all possibilities to realize shareholder value, and we believe that an auction process is the best course of action at this time.

Gentleman, you are operating under a microscope. The obligations and fiduciary responsibilities of directors have moved to the forefront of shareholder concerns. Conflicts of interest, such as the ones we believe are present in this recent decision to sell shares, deserve even greater scrutiny. There are several inherent conflicts with the proposed secondary offering, and as such, we urge you to drop the plans to raise equity capital and immediately initiate a sale of the Company. Marathon Partners cannot speak for the other large shareholders, but we believe that they would be supportive of what we have proposed.

We urge the directors to realize their fiduciary obligation to the shareholders, reject the secondary offering, and embark on a sale of the Company. We will attempt to contact you shortly to discuss these matters.

Sincerely,


Mario Cibelli